Cogo Reports Highest Ever First Quarter Revenue

•	Q1 Net Revenue: $169.3 million in accordance with Generally Accepted Accounting Principles (“GAAP”) (a year-over-year increase of 62.2%) and Diluted Earnings per share (“EPS”) attributable to Cogo Group, Inc. of $0.03 GAAP and $0.13 Non-GAAP (a year-over-year decrease of 36.7% Non-GAAP)
•	Audit committee reviewing Cogo Chairman and CEO’s proposed purchase of 30% of Cogo’s total assets, liabilities and business operations; Management expects to close the deal during second quarter of 2012

SHENZHEN, China, May 15, 2012—Cogo Group, Inc. (NASDAQ: COGO) (“Cogo” or the “Company”), one of the leading gateways for global semiconductor companies to access the industrial and technology markets in China, today announced unaudited financial results for its first quarter ended March 31, 2012. The Company reported quarterly revenue of $169.3 million, up 62.2% year-over-year compared to $104.4 million reported in the first quarter of 2011.

Jeffrey Kang, CEO and Chairman of Cogo commented, “I am pleased with our continued solid execution in these difficult economic conditions. We achieved strong year-over-year growth in each of our three business end-markets and continued to show good control of operating costs. However, as we have indicated on previous calls, the tight credit environment in China continues to negatively affect our SME business and consequently suppresses our gross margin. We continue to believe that the tight credit environment in China will not materially improve in 2012. Therefore, this year will likely remain a transition year for Cogo due to these macro uncertainties.”

Mr Kang said, “I am pleased with our internal working capital controls. We reduced our cash conversion cycle from 128 days in the third quarter of 2011 to 98 days in the quarter just ended. We generated $4.8 million of operating cash flow in the first quarter of 2012 and we increased our net cash position sequentially from $23.8 million as of December 31, 2011 to $28.5 million as of March 31, 2012. By our own internal calculations, we sequentially increased our tangible book value from approximately $6.33 a share to over $6.45 per share as of March 31, 2012.

Mr Kang added, “I am also pleased to report that the audit committee is currently reviewing my personal proposal to purchase certain Cogo’s assets, liabilities and operating business units. We expect to complete the review of my personal proposal before the end of the second quarter of 2012, subject to the successful negotiation of deal terms, the approval of the audit committee and other contingencies. Target companies of the deal roughly account for 26% of the group’s revenue, with a gross margin of approximately 5% in the first quarter of 2012. I continue to believe that this purchase, which may possibly place an overall value of Cogo at $6-$8 a share, will help to legitimize the value of our financial assets.”

Financial Results

Net income attributable to Cogo Group, Inc. for the first quarter of 2012 was $1.3 million, down 69.5% from $4.1 million reported in the same period in 2011, with Non-GAAP net income attributable to Cogo Group, Inc. of $4.5 million down 41.8% over $7.8 million reported for the same period in 2011. Diluted EPS attributable to Cogo Group, Inc. on a U.S. GAAP basis was $0.03, and Non-GAAP Diluted EPS attributable to Cogo Group, Inc. was $0.13, down 36.7% from the first quarter of 2011.

1

Key Financial Indicators

(all numbers in USD thousands, except share data)

	Q1 2012(1) (unaudited)		Q1 2011(1) (unaudited)	Percentage Change
Net Revenue	$169,344		$104,418	62.2%
Cost of Sales	$157,857		$89,584	76.2%
Gross Profit	$11,487		$14,834	-22. 6%
Operating Expenses	$9,202		$9,787	-6.0%
Net Income attributable to Cogo Group, Inc.	$1,260	(2)	$4,132	-69.5%
Diluted EPS attributable to Cogo Group, Inc.	$0.03		$0.11	-66.8%
Non-GAAP Diluted EPS attributable to Cogo Group, Inc.	$0.13		$0.20	-36.7%

(1)	The US dollar (“USD”) amounts are calculated based on the conversion rate of $1 to RMB6.2975 as of March 31, 2012 and $1 to RMB6.5483 as of March 31, 2011.
(2)	Included in the Q1 2012 net income attributable to Cogo Group, Inc. was $2.5 million of share-based compensation expenses recognized in accordance with Accounting Standards Codification (“ASC”) 718, Compensation-Stock Compensation and $0.8 million of amortization of intangible assets and related deferred taxation. Non-GAAP net income attributable to Cogo Group, Inc. was $4.5 million.

Revenue Review

Revenue for the first quarter was $169.3 million, an increase of 62.2% compared to $104.4 million reported for the same period in 2011. The revenue breakdown includes: $63.8 million, or 37.6% of total sales for digital media (including the mobile handset business), representing a 11.4% increase year-over-year; $77.6 million, or 45.8% of total sales for telecommunications equipment, representing a 232.4% increase year-over-year; and $28.0 million, or 16.6% of total sales relating to industrial business, representing a 17.5% increase year-over-year. The Company did not record any revenue from the service business in the first quarter of 2012 and 2011. The Company is currently participating in what management believes to be some of the fastest growing end-markets in China, including the smart grid, wind power, smart meter, automotive, high-speed railway and medical equipment sectors. Over time, the Company expects to expand into other verticals in the industrial business end-market, such as electronic security.

Customers Update

In the first quarter of 2012, blue-chip customers accounted for approximately 73% of the Company’s total revenue, up from approximately 66% for the same period in 2011. Small and medium enterprise (“SME”) customers accounted for the remaining approximately 27% of total revenue in the quarter. Management’s goal is to achieve 50% of total sales from SME customers in the longer term.

Cost of sales, which includes the aggregate purchase of components from suppliers and the direct cost of services, was $157.9 million compared to $89.6 million in the first quarter of 2011, representing an increase of 76.2% year-over-year. Gross profit for the first quarter was $11.5 million, down 22.6%, compared to $14.8 million during the first quarter of last year. Gross margin for the first quarter of 2012 was 6.8%, compared to 14.2% reported for the first quarter of 2011.

Operating expenses, including selling, general and administrative, and research and development expenses, totaled $9.2 million, down 6.0%, compared to $9.8 million reported for the first quarter of 2011.

Income from operations was $2.3 million, a decrease of 54.7% from $5.0 million reported in the same period of 2011. Operating margin for the first quarter of 2012 was 1.3% compared to 4.8% for the first quarter of 2011. Excluding the effects of share-based compensation expenses and amortization of intangible assets and related deferred taxation, operating margin would have been 3.4% for the first quarter of 2012, compared to 8.5% for the same period in 2011. The effective tax rate for the first quarter of 2012 was 13.8%, compared to 10.8% for the same period in 2011. Included in the income tax expense for the quarter ended March 31, 2012 was a deferred income tax benefit of $0.2 million as a result of the amortization of intangible assets of $1.0 million. Non-controlling interests’ share of income was $0.5 for the first quarter of 2012 as compared with $0.4 million for the first quarter of 2011.

2

Net income attributable to Cogo Group, Inc. for the first quarter of 2012 was $1.3 million or Diluted EPS attributable to Cogo Group, Inc. of $0.03 on a U.S. GAAP basis, compared to net income of $4.1 million, or Diluted EPS attributable to Cogo Group, Inc. of $0.11, in the first quarter of 2011. Included in the first quarter of 2012 was $2.5 million attributable to share-based compensation expenses and $0.8 million attributable to amortization of intangible assets and related deferred taxation. Excluding share-based compensation expenses and amortization of intangible assets and related deferred taxation, the Non-GAAP net income would have been $4.5 million, or $0.13 Non-GAAP Diluted EPS attributable to Cogo Group, Inc. for the first quarter of 2012. The weighted average number of shares used in the calculation of diluted EPS was 36.0 million compared to 39.2 million in the first quarter of 2011.

Balance Sheets and Cash Flows

Total cash, including pledged bank deposits, was $146.3 million at the end of the first quarter of 2012, down from $159.5 million as of December 31, 2011. Bank borrowings decreased from $135.7 million as of December 31, 2011 to $117.8 million as of March 31, 2012. The Company has a current ratio of 2.5 to 1 and generated operating cash flow of $4.8 million during the first quarter of 2012.

Inventories decreased from $52.0 million as of December 31, 2011 to $50.8 million as of March 31, 2012 as the Company continued to exercise effective inventory control measures. Consequently, inventory turnover days was 30 days in the first quarter of 2012 compared to 31 days in the prior quarter. Accounts receivable decreased from $149.6 million as of December 31, 2011 to $147.7 million as of March 31, 2012 and the Days Sales Outstanding kept at 80 days. Accounts payable increased from $19.3 million at the end of 2011 to $20.4 million as of March 31, 2012 and Days Payable Outstanding increased slightly from 11 to 12 days sequentially. Cogo’s cash conversion cycle decreased from 100 days in the fourth quarter of 2011 to 98 days in the first quarter of 2012.

Cogo Group, Inc. equity was $245.7 million as of March 31, 2012, an increase of 1.7% from $241.5 million as of December 31, 2011. During the first quarter of 2012, the Company did not repurchase any shares due to insider trading and blackout restrictions. The Company continues to view share buybacks as a strategic use of cash.

About Cogo Group, Inc.:

Cogo Group, Inc. (Nasdaq: COGO) is one of the leading gateways for global semiconductor companies to access the rapidly growing Industrial and Technology sectors in China. Through its unique business-to-business services platform, Cogo designs customized embedded solutions using technology from suppliers including Intel, Broadcom, Xilinx, SanDisk, Freescale, Atmel and others for a customer base of over 1,800 Chinese OEMs/ODMs. Cogo’s customer list includes approximately 100 blue-chip companies, including ZTE, BYD and NARI, as well as over 1,700 Small and Medium Enterprises (SMEs). The Company serves a broad list of rapidly growing end-markets in China, including 3G Smart phones, Tablets, Automotives, High-Speed Railway, Smart Meter/Smart Grid, Healthcare and High Definition Television (“HDTV”).

For further information:
Investor Relations

www.cogo.com.cn/investorinfo.html
communications@cogo.com.cn
H.K.: +852 2730 1518
U.S.: +1 (646) 291 8998
Fax: +86 755 2674 3522

3

Safe Harbor Statement:

This press release includes certain statements that are not descriptions of historical facts, but are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934. These forward-looking statements may include statements about our proposed discussions related to our business or growth strategy such as growth in digital media, telecommunications and industrial applications businesses, as well as our potential acquisitions which are subject to change. Such information is based upon expectations of our management that were reasonable when made, but may prove to be incorrect. All such assumptions are inherently subject to uncertainties and contingencies beyond our control and upon assumptions with respect to future business decisions, which are subject to change. For further descriptions of other risks and uncertainties, see our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, and our subsequent SEC filings. Copies of filings made with the SEC are available through the SEC's electronic data gathering analysis retrieval system (EDGAR) at www.sec.gov.

About Non-GAAP Financial Measures:

To supplement Cogo’s unaudited consolidated financial results presented in accordance with GAAP, Cogo uses the following measures defined as Non-GAAP financial measures by the SEC: 1) Non-GAAP net income attributable to Cogo Group, Inc. which is net income attributable to Cogo Group, Inc. excluding share-based compensation expenses and amortization of intangible assets and related deferred taxation, and 2) Non-GAAP diluted EPS attributable to Cogo Group, Inc., which is diluted EPS excluding share-based compensation expenses and amortization of intangible assets and related deferred taxation. The presentation of these Non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these Non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of Non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

Cogo believes that these Non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses and amortization of intangible assets and related deferred taxation that may not be indicative of its operating performance from a cash perspective. Cogo believes that both management and investors benefit from referring to these Non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These Non-GAAP financial measures also facilitate management’s internal comparisons to Cogo’s historical performance and liquidity. Cogo computes its Non-GAAP financial measures using the same consistent method from quarter to quarter.

Cogo believes these Non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using Non-GAAP net income attributable to Cogo Group, Inc., Non-GAAP diluted EPS attributable to Cogo Group, Inc., Non-GAAP income from operation and Non-GAAP operating margin is that these Non-GAAP measures exclude share-based compensation expenses and amortization of intangible assets and related deferred taxation that have been and will continue to be for the foreseeable future a recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each Non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to Non-GAAP financial measures.

Tables Attached

4

COGO GROUP, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31, 2012		December 31, 2011
	USD’000	RMB’000	RMB’000
Assets
Current assets:
Cash	77,714	489,406	572,364
Pledged bank deposits	68,589	431,941	431,695
Accounts receivable, net	147,734	930,355	941,798
Bills receivable	9,050	56,993	39,889
Inventories	50,826	320,079	327,482
Income taxes receivable	282	1,776	1,932
Prepaid expenses and other receivables	9,142	57,565	51,507
Total current assets	363,337	2,288,115	2,366,667
Property and equipment, net	2,508	15,796	17,891
Land use rights, net	3,061	19,275	—
Intangible assets, less accumulated amortization, RMB157,593 thousand (USD25,025 thousand) in 2012 and RMB151,268 thousand in 2011	23,467	147,781	154,105
Other assets	292	1,839	21,325
Total Assets	392,665	2,472,806	2,559,988
Liabilities and equity
Current liabilities:
Accounts payable	20,446	128,758	121,538
Bank borrowings	117,755	741,560	854,234
Income taxes payable	2,927	18,431	16,046
Accrued expenses and other liabilities	1,991	12,544	22,593
Total current liabilities	143,119	901,293	1,014,411
Deferred tax liabilities	3,872	24,384	25,427
Total liabilities	146,991	925,677	1,039,838
Equity
Common stock:
Par value: USD0.01 Authorized: 200,000,000 Shares Issued: 42,618,285 shares in 2012, 42,309,285 shares in 2011 Outstanding: 33,869,467 shares in 2012, 33,560,467 shares in 2011	533	3,359	3,340
Additional paid in capital	221,983	1,397,935	1,382,521
Retained earnings	90,222	568,170	560,234
Accumulated other comprehensive loss	(20,436)	(128,696)	(128,254)
	292,302	1,840,768	1,817,841
Less cost of common stock in treasury, 8,748,818 shares in 2012 and 2011	(50,818)	(320,025)	(320,025)
Total Cogo Group, Inc. equity	241,484	1,520,743	1,497,816
Noncontrolling interests	4,190	26,386	22,334
Total equity	245,674	1,547,129	1,520,150
Total liabilities and equity	392,665	2,472,806	2,559,988

5

COGO GROUP, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Three Months ended March 31,
	2012	2012	2011
	USD’000	RMB’000	RMB’000
Net Revenue
Product sales	169,344	1,066,441	683,762
Service revenue	—	—	—
	169,344	1,066,441	683,762
Cost of sales
Cost of goods sold	(157,857)	(994,103)	(586,624)
Cost of service	—	—	—
	(157,857)	(994,103)	(586,624)
Gross profit	11,487	72,338	97,138
Selling, general and administrative expenses	(5,685)	(35,800)	(42,331)
Research and development expenses	(3,793)	(23,889)	(21,745)
Other operating income (expense)	276	1,741	(10)
Income from operations	2,285	14,390	33,052
Interest expense	(853)	(5,369)	(3,103)
Interest income	638	4,019	3,130
Earnings before income taxes	2,070	13,040	33,079
Income tax expense	(285)	(1,796)	(3,573)
Net income	1,785	11,244	29,506
Less net income attributable to noncontrolling interests	(525)	(3,308)	(2,450)

Net income attributable to Cogo Group, Inc.	1,260	7,936	27,056

Earnings per share attributable to Cogo Group, Inc.
Basic	0.03	0.22	0.71
Diluted	0.03	0.22	0.69

Weighted average number of common shares outstanding
Basic		36,023,931	37,994,774
Diluted		36,023,931	39,174,483

Comprehensive income:
Net income	1,785	11,244	29,506
Other comprehensive income
Foreign currency translation adjustments	48	302	(1,078)

Comprehensive income
Less: comprehensive income attributable to noncontrolling interests	(643)	(4,052)	(2,394)
Comprehensive income attributable to Cogo Group, Inc.	1,190	7,494	26,034

6

COGO GROUP, INC. and SUBSIDIARIES

UNAUDITED RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

	Three Months ended March 31,
	2012	2011
	$’000	$’000
Net Income
GAAP net income attributable to Cogo Group, Inc.	1,260	4,132
Share-based compensation expenses	2,451	2,889
Amortization of intangible assets and related deferred taxation	838	800
Non-GAAP net income attributable to Cogo Group, Inc.	4,549	7,821

Income from operation
GAAP income from operations	2,285	5,047
Share-based compensation expenses	2,451	2,889
Amortization of intangible assets	1,004	958
Non-GAAP income from operation	5,740	8,894

Operating Margin
GAAP operating margin	1.3%	4.8%
Non-GAAP operating margin	3.4%	8.5%

Earnings per share	$	$
GAAP net income attributable to Cogo Group, Inc. per common share-Diluted	0.03	0.11
Non-GAAP net income attributable to Cogo Group, Inc. per common share-Diluted	0.13	0.20

Weighted average number of common shares outstanding
Basic	36,023,931	37,994,774
Diluted	36,023,931	39,174,483

7